UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: November 7, 2024	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of September 30, 2024, and for the three and nine months ended September 30, 2024 and 2023

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position
Unaudited condensed consolidated interim statement of profit or loss
Unaudited condensed consolidated interim statement of comprehensive income
Unaudited condensed consolidated interim statement of changes in equity
Unaudited condensed consolidated interim statement of cash flows
Notes to the unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statements of financial position
September 30, 2024
(In thousands of US dollars)

		September 30,	December 31,
		2024	2023
	Notes	(Unaudited)	(Audit)
Assets
Cash and due from banks	3,4,5	1,709,503	2,047,452

Investment securities, net	3,4,6	1,213,329	1,022,131

Loans, net	3,4,7	8,090,061	7,220,520

Customers' liabilities under acceptances	3,4	292,542	261,428
Derivative financial instruments - assets	3,4,10	71,487	157,267
Equipment and leasehold improvements, net		15,985	16,794
Intangible assets, net		3,086	2,605
Other assets	11	16,150	15,595
Total assets		11,412,143	10,743,792

Liabilities and Equity
Liabilities:
Demand deposits		622,932	510,195
Time deposits		5,015,987	3,897,954
	3,4,12	5,638,919	4,408,149
Interest payable		52,973	42,876
Total deposits		5,691,892	4,451,025

Securities sold under repurchase agreements	3,4,13	346,299	310,197
Borrowings and debt, net	3,4,14	3,571,404	4,351,988
Interest payable		40,040	49,217

Lease liabilities	3,15	15,867	16,707
Acceptances outstanding	3,4	292,542	261,428
Derivative financial instruments - liabilities	3,4,10	90,837	40,613
Allowance for losses on loan commitments and financial guarantee contract	3,4	7,403	5,059
Other liabilities	16	46,039	53,734
Total liabilities		10,102,323	9,539,968

Equity:
Common stock		279,980	279,980
Treasury stock		(105,672)	(110,174)
Additional paid-in capital in excess of value assigned to common stock		122,472	122,046
Capital reserves	22	95,210	95,210
Regulatory reserves	22	145,117	136,019
Retained earnings		763,460	673,281
Other comprehensive income		9,253	7,462
Total equity		1,309,820	1,203,824
Total liabilities and equity		11,412,143	10,743,792
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of profit or loss
For the three and nine months ended September 30, 2024 and 2023
(In thousands of US dollars, except earnings per share data)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
Interest income:
Deposits		22,271	23,173	72,939	56,574
Investment securities		13,082	9,391	36,340	22,353
Loans		163,329	149,869	478,348	406,387
Total interest income	19	198,682	182,433	587,627	485,314
Interest expense:
Deposits		(79,370)	(60,740)	(225,912)	(151,340)
Securities sold under repurchase agreements	13	(3,119)	(2,847)	(9,275)	(7,412)
Borrowings and debt	14	(49,421)	(58,160)	(159,730)	(158,510)
Lease liabilities	15	(142)	(146)	(436)	(434)
Total interest expense	19	(132,052)	(121,893)	(395,353)	(317,696)

Net interest income		66,630	60,540	192,274	167,618

Other income (expense):
Fees and commissions, net	18	10,490	11,109	32,495	22,428
Gain (loss) on financial instruments, net	9	328	22	137	(1,911)
Other income, net		135	106	305	197
Total other income, net	19	10,953	11,237	32,937	20,714

Total revenues		77,583	71,777	225,211	188,332

Provision for credit losses	3,19	(3,548)	(6,488)	(13,261)	(17,510)

Operating expenses:
Salaries and other employee expenses		(14,177)	(14,183)	(37,608)	(33,782)
Depreciation of equipment and leasehold improvements		(614)	(578)	(1,799)	(1,678)
Amortization of intangible assets		(279)	(217)	(753)	(594)
Other expenses		(5,972)	(4,558)	(17,407)	(14,995)
Total operating expenses	19	(21,042)	(19,536)	(57,567)	(51,049)
Profit for the period		52,993	45,753	154,383	119,773

Per share data:
Basic earnings per share (in US dollars)	17	1.44	1.25	4.20	3.28
Weighted average basic shares (in thousands of shares)	17	36,787	36,531	36,724	36,462
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of comprehensive income
For the three and nine months ended September 30, 2024
(In thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Profit for the period	52,993	45,753	154,383	119,773

Other comprehensive income:
Items that are or may be reclassified subsequently to the consolidated statement of profit or loss:
Change in fair value on financial instruments, net of hedging	9,102	(4,806)	656	(4,698)
Reclassification of gains (losses) on financial instruments to profit or loss	786	119	1,135	(458)

Other comprehensive income (loss)	9,888	(4,687)	1,791	(5,156)

Total comprehensive income for the period	62,881	41,066	156,174	114,617
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of changes in equity
For the nine months ended September 30, 2024 and 2023
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income		Total equity
Balances at January 1, 2023	279,980	(114,097)	120,498	95,210	136,019	543,612	8,125		1,069,347
Profit for the period	—	—	—	—	—	119,773	—		119,773
Other comprehensive income	—	—	—	—	—	—	(5,156)		(5,156)
Issuance of restricted stock	—	1,148	(1,148)	—	—	—	—		—
Compensation cost - stock options and stock units plans	—	—	4,367	—	—	—	—		4,367
Exercised options and stock units vested	—	2,775	(2,775)	—	—	—	—		—
Dividends declared	—	—	—	—	—	(27,354)	—		(27,354)
Balances at September 30, 2023	279,980	(110,174)	120,942	95,210	136,019	636,031	2,969		1,160,977

Balances at January 1, 2024	279,980	(110,174)	122,046	95,210	136,019	673,281	7,462	—	1,203,824
Profit for the period	—	—	—	—	—	154,383	—		154,383
Other comprehensive income	—	—	—	—	—	—	1,791		1,791
Issuance of restricted stock	—	1,038	(1,038)	—	—	—	—		—
Compensation cost - stock options and stock units plans	—	—	4,928	—	—	—	—		4,928
Exercised options and stock units vested	—	3,464	(3,464)	—	—	—	—		—
Dynamic provision	—	—	—	—	9,098	(9,098)	—		—
Dividends declared	—	—	—	—	—	(55,107)	—		(55,107)
Balances at September 30, 2024	279,980	(105,672)	120,735	95,210	136,019	737,958	(635)		1,263,595
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of cash flows
For the nine months ended September 30, 2024
(In thousands of US dollars)

	Notes	2024	2023
Cash flows from operating activities
Profit for the period		154,383	119,773
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Depreciation of equipment and leasehold improvements		1,799	1,678
Amortization of intangible assets		753	594
Provision for credit losses	3	13,261	17,510
Net gain on sale of financial assets at FVOCI	9	(68)	—
Loss on sale of financial instruments at amortized cost	9	—	3,745
Compensation cost - share-based payment		4,928	4,366
Net changes in hedging position and foreign currency		(27,604)	41,588
Loss on disposal of equipment and leasehold improvements		51	1
Loss on derecognition of intangible assets		—	20
Realized gain on financial instruments at FVTPL	9	(51)	—
Interest income	19	(587,627)	(485,314)
Interest expense	19	395,353	317,696
Changes in operating assets and liabilities:
Pledged deposits		(40,700)	(49,846)
Loans		(899,374)	(122,691)
Other assets		(235)	(6,698)
Due to depositors		1,230,768	1,016,201
Other liabilities		(7,890)	6,190
Cash flows provided by operating activities		237,748	864,813
Interest received		567,660	465,433
Interest paid		(396,798)	(293,129)
Net cash provided by operating activities		408,610	1,037,117

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements		(1,025)	(687)
Acquisition of intangible assets		(1,234)	(975)
Proceeds from the sale of securities at amortized cost		—	54,815
Proceeds from the redemption of securities at amortized cost		225,893	238,824
Proceeds from the redemption of securities at FVOCI		—	78,600
Purchases of securities at FVOCI		(86,449)	—
Purchases of securities at amortized cost		(327,841)	(370,129)
Net cash (used in) provided by investing activities		(190,656)	448

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements		36,102	(104,878)
Net decrease in short-term borrowings and debt	14	(942,935)	(609,090)
Proceeds from long-term borrowings and debt	14	891,930	355,432
Payments of long-term borrowings and debt	14	(526,278)	(194,524)
Advance of funds for debt repayment	11	—	(102,892)
Payments of lease liabilities	15	(854)	(782)
Dividends paid		(54,568)	(27,267)
Net cash used in financing activities		(596,603)	(684,001)

(Decrease) increase net in cash and cash equivalents		(378,649)	353,564
Cash and cash equivalents at beginning of the period		1,987,068	1,190,936
Cash and cash equivalents at end of the period	5	1,608,419	1,544,500
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was the result of a proposal brought before the Assembly of Governors of Central Banks in the Region in May of 1975, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 22, 2024.

2.Basis of preparation of the consolidated financial statements
These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB").

As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2023, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A. Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding gross balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.
Loans at amortized cost, outstanding balance:

	September 30, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	3,117,400	—	—	3,117,400
Grades 5 - 6	0.42-3.81	4,152,075	339,709	—	4,491,784
Grades 7 - 8	3.82-34.52	368,005	75,999	6,933	450,937
Grades 9 - 10	34.53-100	—	—	10,107	10,107
		7,637,480	415,708	17,040	8,070,228
Loss allowance		(41,915)	(17,515)	(12,450)	(71,880)
Total		7,595,565	398,193	4,590	7,998,348

	December 31, 2023
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,893,562	—	—	2,893,562
Grades 5 - 6	0.75 - 3.80	3,680,969	237,878	—	3,918,847
Grades 7 - 8	3.81 - 34.51	303,445	69,606	—	373,051
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,877,976	307,484	10,107	7,195,567
Loss allowance		(34,778)	(17,734)	(6,898)	(59,410)
Total		6,843,198	289,750	3,209	7,136,157

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances:

	September 30, 2024
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.41	376,755	—	—	376,755
Grades 5 - 6	0.42-3.81	679,576	1,405	—	680,981
Grades 7 - 8	3.82-34.52	243,622	8,850	—	252,472
		1,299,953	10,255	—	1,310,208

Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.41	211,493	—	—	211,493
Grades 5 - 6	0.42-3.81	3,405	—	—	3,405
Grades 7 - 8	3.82-34.52	77,644	—	—	77,644
		292,542	—	—	292,542
		1,592,495	10,255	—	1,602,750
Loss allowance		(7,139)	(264)	—	(7,403)
Total		1,585,356	9,991	—	1,595,347

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2		Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	457,901	—		—	457,901
Grades 5 - 6	0.75 - 3.80	416,786	24,996		—	441,782
Grades 7 - 8	3.81 - 34.51	160,473	3,550		—	164,023
		1,035,160	28,546		—	1,063,706

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	163,438	—		—	163,438
Grades 5 - 6	0.75 - 3.80	2,009	—		—	2,009
Grades 7 - 8	3.81 - 34.51	95,981	—		—	95,981
		261,428	—		—	261,428
		1,296,588	28,546		—	1,325,134
Loss allowance		(3,905)	(1,154)	—	—	(5,059)
Total		1,292,683	27,392		—	1,320,075

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)
Securities at amortized cost:

	September 30, 2024
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	1,010,981	—	—	1,010,981
Grades 5 - 6	0.42-3.81	71,658	19,253	—	90,911
		1,082,639	19,253	—	1,101,892
Loss allowance		(1,159)	(364)	—	(1,523)
Total		1,081,480	18,889	—	1,100,369

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	913,524	—	—	913,524
Grades 5 - 6	0.75 - 3.80	57,674	28,346	—	86,020
		971,198	28,346	—	999,544
Loss allowance		(1,230)	(402)	—	(1,632)
Total		969,968	27,944	—	997,912
Securities at FVOCI:

	September 30, 2024
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	99,727	—	—	99,727
		99,727	—	—	99,727
Loss allowance		(23)	—	—	(23)
Total		99,704	—	—	99,704

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	11,824	—	—	11,824
		11,824	—	—	11,824
Loss allowance		(1)	—	—	(1)
Total		11,823	—	—	11,823

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents information of the current and past due balances of loans:

	September 30, 2024	December 31, 2023
Current	8,053,188	7,185,460
Overdue (1)	17,040	10,107
Total	8,070,228	7,195,567
(1) Overdue loans are classified in Stage 3.

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative are generally collateralized by cash.

	September 30, 2024
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,204,495	31,428	(1,207)
Cross-currency swaps	1,274,821	40,059	(89,630)
Total	2,479,316	71,487	(90,837)

	December 31, 2023
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	987,394	11,358	(790)
Cross-currency swaps	1,678,042	145,909	(39,823)
Total	2,665,436	157,267	(40,613)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.
Loans at amortized cost:

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
Transfer to lifetime expected credit losses	(235)	(1,238)	1,473	—
Net effect of changes in allowance for expected credit losses	(580)	2,856	2,944	5,220
Financial instruments that have been derecognized during the period	(20,844)	(2,114)	—	(22,958)
New financial assets originated or purchased	28,796	277	—	29,073
Recoveries	—	—	1,135	1,135
Allowance for expected credit losses as of September 30, 2024	41,915	17,515	12,450	71,880

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200
Transfer to lifetime expected credit losses	(752)	752	—	—
Net effect of changes in allowance for expected credit losses	(2,363)	11,195	6,481	15,313
Financial instruments that have been derecognized during the year	(17,950)	(879)	—	(18,829)
New financial assets originated or purchased	27,254	1,616	—	28,870
Write-offs	—	—	(21,144)	(21,144)
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances:

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Transfer to lifetime expected credit losses	(98)	98	—	—
Net effect of changes in reserve for expected credit losses	(46)	102	—	56
Financial instruments that have been derecognized during the period	(2,528)	(1,090)	—	(3,618)
New instruments originated or purchased	5,906	—	—	5,906
Allowance for expected credit losses as of September 30, 2024	7,139	264	—	7,403

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Transfer to lifetime expected credit losses	(24)	24	—	—
Transfer to 12-month expected credit losses	22	(22)	—	—
Net effect of changes in reserve for expected credit losses	(58)	21	—	(37)
Financial instruments that have been derecognized during the year	(2,824)	—	—	(2,824)
New instruments originated or purchased	3,184	1,108	—	4,292
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost:

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632
Transfer to lifetime expected credit losses	(21)	21	—	—
Net effect of changes in allowance for expected credit losses	(77)	179	(331)	(229)
Financial instruments that have been derecognized during the year	(317)	(238)	—	(555)
New financial assets originated or purchased	344	—	—	344
Recoveries	—	—	331	331
Allowance for expected credit losses as of September 30, 2024	1,159	364	—	1,523

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951
Transfer to lifetime expected credit losses	(46)	46	—	—
Net effect of changes in allowance for expected credit losses	(58)	547	1,252	1,741
Financial instruments that have been derecognized during the year	(1,074)	(218)	—	(1,292)
New financial assets originated or purchased	238	—	—	238
Write-offs	—	(1,752)	(5,254)	(7,006)
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632

Securities at FVOCI:

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1	—	—	1
Net effect of changes in allowance for expected credit losses	1			1
New financial assets originated or purchased	21	—	—	21
Allowance for expected credit losses as of September 30, 2024	23	—	—	23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
Financial instruments that have been derecognized during the year	(11)	—	—	(11)
New financial assets originated or purchased	2	—	—	2
Allowance for expected credit losses as of December 31, 2023	1	—	—	1

The loss allowance for losses for securities at FVOCI as of September 30, 2024 and December 31, 2023 for $23 thousand and $1 thousand, respectively are included in Other comprehensive income.
The following table provides a reconciliation between:
–Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and
–The provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss.

September 30, 2024	Loans	Loan commitments and financial guarantee contracts	Securities		Total
	At amortized cost		At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	5,220	56	(229)	1	5,048
Financial instruments that have been derecognized during the period	(22,958)	(3,618)	(555)	—	(27,131)
New financial assets originated or purchased	29,073	5,906	344	21	35,344
Total	11,335	2,344	(440)	22	13,261

September 30, 2023	Loans	Loan commitments and financial guarantee contracts	Securities		Total
	At amortized cost		At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	8,594	46	1,596	—	10,236
Financial instruments that have been derecognized during the period	(15,353)	(2,752)	(1,044)	(10)	(19,159)
New financial assets originated or purchased	22,604	3,620	209	—	26,433
Total	15,845	914	761	(10)	17,510

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

Loans at amortized cost:	September 30, 2024	December 31, 2023
Credit-impaired loans at beginning of period	6,898	21,561
Classified as credit-impaired during the period	1,473	—
Change in allowance for expected credit losses	2,832	6,181
Interest income	112	300
Write-offs	—	(21,144)
Recoveries	1,135	—
Credit-impaired loans at end of period	12,450	6,898

Securities at amortized cost:	September 30, 2024	December 31, 2023
Investments at amortized cost with credit impairment at beginning of period	—	4,002
Change in allowance for expected credit losses	(331)	1,249
Interest income	—	3
Write-offs	—	(5,254)
Recoveries	331	—
Credit-impaired for investments at amortized cost at end of period	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.

Concentration by sector and industry at amortized cost:

	Loans at amortized cost		Loan commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Carrying amount - principal	8,070,228	7,195,567	292,542	261,428	1,101,892	999,544
Amount committed/guaranteed	—	—	1,310,208	1,063,706	—	—

Concentration by sector
Corporations:
Private	3,961,584	3,192,357	817,840	727,379	640,522	582,877
State-owned	1,242,747	1,204,471	113,916	115,542	11,862	20,619
Financial institutions:
Private	2,368,348	2,248,150	126,504	97,381	340,636	311,870
State-owned	428,287	464,917	544,490	384,832	28,265	35,149
Sovereign	69,262	85,672	—	—	80,607	49,029
Total	8,070,228	7,195,567	1,602,750	1,325,134	1,101,892	999,544

Concentration by industry
Financial institutions	2,796,635	2,713,067	670,995	482,213	385,050	351,463
Manufacturing	2,121,372	1,702,514	492,356	464,433	381,356	346,140
Oil and petroleum derived products	1,336,128	1,330,526	115,095	106,518	87,874	95,144
Agricultural	351,425	239,498	35,467	22,546	—	—
Services	553,421	465,113	160,514	108,632	118,805	84,840
Mining	290,552	328,415	42,056	26,329	19,498	9,690
Sovereign	69,262	85,672	—	—	44,329	49,029
Other	551,433	330,762	86,267	114,463	64,980	63,238
Total	8,070,228	7,195,567	1,602,750	1,325,134	1,101,892	999,544

Concentration by sector and industry at fair value OCI:

	Securities FVOCI
	September 30, 2024	December 31, 2023
Carrying amount - principal	99,727	11,824

Concentration by sector
Financial institutions:
State-owned	99,727	11,824
Total	99,727	11,824

Concentration by industry
Financial institutions	99,727	11,824
Total	99,727	11,824

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at amortized cost:

	Loans at amortized cost		Commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost

	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Carrying amount - principal	8,070,228	7,195,567	292,542	261,428	1,101,892	999,544
Amount committed/guaranteed	—	—	1,310,208	1,063,706	—	—

Concentration by country
Argentina	89,649	52,264	49,794	—	—	—
Australia	—	—	—	—	9,777	4,803
Belgium	17,631	14,223	—	—	14,858	—
Bolivia	—	—	3,550	4,270	—	—
Brazil	1,153,640	1,008,633	212,135	83,932	23,930	31,009
Canada	17,256	22,599	25,723	24,996	35,310	38,508
Chile	438,947	454,885	40,783	16,423	27,594	79,495
China	15,000	15,000	—	—	—	—
Colombia	1,028,887	938,897	75,630	67,545	14,923	23,837
Costa Rica	356,112	284,709	48,431	51,895	7,998	7,988
Denmark	1,149	—	—	—	—	—
Dominican Republic	822,134	637,199	158,727	157,986	—	4,705
Ecuador	198,266	190,628	276,323	259,597	—	—
El Salvador	65,163	82,500	—	—	—	—
France	78,036	27,454	49,980	96,249	9,935	—
Germany	—	—	15,000	15,000	29,595	14,750
Guatemala	869,204	704,012	108,141	100,227	—	—
Honduras	220,362	221,672	1,425	975	—	—
Ireland	—	—	—	—	14,280	14,976
Israel	—	—	—	—	—	4,788
Italy	—	—	—	—	14,542	14,660
Jamaica	68,756	101,858	—	—	—	—
Japan	10,031	12,037	—	—	53,690	38,548
Korea	—	—	—	—	14,266	1,839
Luxembourg	—	89,833	—	—	—	—
Mexico	913,231	838,495	116,716	83,561	45,631	62,229
Netherlands	—	—	19,601	800	—	—
Norway	—	—	—	—	9,781	9,838
Panama	364,259	374,364	34,660	29,301	70,486	33,977
Paraguay	182,362	186,426	250	230	—	—
Peru	570,525	536,236	269,916	223,460	30,501	30,635
Puerto Rico	26,861	—	10,000	—	—	—
Singapore	262,807	145,807	25,302	7,057	—	—
Trinidad and Tobago	120,496	132,783	18,000	—	—	—
Sweden	—	—	—	—	13,550	—
United States of America	103,379	74,139	1,320	—	622,788	539,727
United Kingdom	36,404	37,314	—	—	38,457	43,232
Uruguay	39,681	11,600	41,343	101,630	—	—
Multilateral	—	—	—	—	—	—
Total	8,070,228	7,195,567	1,602,750	1,325,134	1,101,892	999,544

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at fair value OCI:

	Securities at FVOCI
	September 30, 2024	December 31, 2023
Carrying amount - principal	99,727	11,824

Concentration by country
Multilateral	99,727	11,824
Total	99,727	11,824

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

Derivative financial instruments – assets:

	September 30, 2024
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	71,487	—	71,487	—	(33,250)	38,237
Total	71,487	—	71,487	—	(33,250)	38,237

	December 31, 2023
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	157,267	—	157,267	—	(152,111)	5,156
Total	157,267	—	157,267	—	(152,111)	5,156

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities sold under repurchase agreements and derivative financial instruments – liabilities:

	September 30, 2024
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(346,299)	—	(346,299)	371,088	1,851	26,640

Derivative financial instruments used for hedging at FVTPL	(90,837)	—	(90,837)	—	72,633	(18,204)
Total	(437,136)	—	(437,136)	371,088	74,484	8,436

	December 31, 2023
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(310,197)	—	(310,197)	342,271	8,087	40,161

Derivative financial instruments used for hedging at FVTPL	(40,613)	—	(40,613)	—	34,297	(6,316)
Total	(350,810)	—	(350,810)	342,271	42,384	33,845

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade. The following table details the Bank's liquidity ratios:

	September 30, 2024	December 31, 2023
At the end of the period	196.57%	205.80%
Period average	192.12%	177.20%
Maximum of the period	335.28%	357.00%
Minimun of the period	107.20%	111.50%
The following table includes the Bank’s liquid assets by country risk:

	September 30, 2024			December 31, 2023
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United State of America	1,487	—	1,487	1,904	—	1,904
Other O.E.C.D countries	41	—	41	—	—	—
Latin America	5	—	5	7	—	7
Other countries	—	—	—	1	—	1
Multilateral	75	100	175	75	12	87
Total	1,608	100	1,708	1,987	12	1,999
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	September 30, 2024	December 31, 2023
(in millions of USD dollars)
Demand and "overnight" deposits	1,026	748
Demand and "overnight" deposits to total deposits	18.19%	17.00%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	September 30, 2024	December 31, 2023
(in millions of USD dollars)
Total liquid assets	1,708	1,999
Total assets to total liabilities	30.29%	45.40%
Total liquid assets in the Federal Reserve of the United States of America	74.76%	94.30%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

	September 30, 2024	December 31, 2023
(in millions of USD dollars)
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	5,088	4,087
Average term (days)	197	197
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

	September 30, 2024	December 31, 2023
(in millions of USD dollars)
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	4,184	4,119
Average term (days)	1402	1381

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	September 30, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,705,477	—	5,286	—	—	1,710,763	1,709,503
Securities, net	44,793	84,980	132,328	1,050,635	50,901	1,363,637	1,213,329
Loans, net	2,699,688	1,639,245	1,906,064	2,324,366	213,908	8,783,271	8,090,061
Derivative financial instruments - assets	21,404	892	23,681	18,767	6,743	71,487	71,487
Total	4,471,362	1,725,117	2,067,359	3,393,768	271,552	11,929,158	11,084,380

Liabilities
Deposits	(4,307,905)	(1,090,880)	(305,424)	(37,306)	—	(5,741,515)	(5,691,892)
Securities sold under repurchase agreements	(279,002)	—	—	(68,958)	—	(347,960)	(346,299)
Borrowings and debt	(672,344)	(263,550)	(843,129)	(1,699,943)	(100,544)	(3,579,510)	(3,571,404)
Interest payable - Borrowings and debt	(43,544)	(40,205)	(81,675)	(213,129)	(8,800)	(387,353)	(40,040)
Lease liabilities	(284)	(292)	(594)	(4,740)	(9,957)	(15,867)	(15,867)
Derivative financial instruments - liabilities	(4,427)	(1,664)	(329)	(70,600)	(13,817)	(90,837)	(90,837)
Total	(5,307,506)	(1,396,591)	(1,231,151)	(2,094,676)	(133,118)	(10,163,042)	(9,756,339)

Subtotal net position	(836,144)	328,526	836,208	1,299,092	138,434	1,766,116	1,328,041

Off-balance sheet contingencies
Confirmed letters of credit	248,452	134,737	26,453	—	—	409,642
Stand-by letters of credit and guarantees	94,550	186,147	198,820	42,610	—	522,127
Loans and letter of credit commitments	121,109	40,339	10,333	196,288	10,370	378,439
Total	464,111	361,223	235,606	238,898	10,370	1,310,208
Total net position	(1,300,255)	(32,697)	600,602	1,060,194	128,064	455,908

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	2,048,021	—	—	—	—	2,048,021	2,047,452
Securities, net	10,992	89,836	110,816	886,944	32,117	1,130,705	1,022,131
Loans, net	1,935,474	1,775,280	1,524,298	2,580,310	243,491	8,058,853	7,220,520
Derivative financial instruments - assets	2,510	5,783	54,983	90,516	3,473	157,265	157,267
Total	3,996,997	1,870,899	1,690,097	3,557,770	279,081	11,394,844	10,447,370

Liabilities
Deposits	(3,270,253)	(536,751)	(606,002)	(90,194)	—	(4,503,200)	(4,451,025)
Securities sold under repurchase agreements	(317,951)	—	—	—	—	(317,951)	(310,197)
Borrowings and debt	(775,691)	(675,928)	(896,342)	(1,963,189)	(54,126)	(4,365,276)	(4,351,988)
Interest payable - Borrowings and debt	(80,775)	(70,386)	(93,338)	(204,431)	(5,636)	(454,566)	(49,217)
Lease liabilities	(284)	(286)	(572)	(4,728)	(10,837)	(16,707)	(16,707)
Derivative financial instruments - liabilities	(17,188)	(1,994)	(7,849)	(11,661)	(2,034)	(40,726)	(40,613)
Total	(4,462,142)	(1,285,345)	(1,604,103)	(2,274,203)	(72,633)	(9,698,426)	(9,219,747)

Subtotal net position	(465,145)	585,554	85,994	1,283,567	206,448	1,696,418	1,227,623

Off-balance sheet contingencies
Confirmed letters of credit	264,603	64,100	345	16,560	—	345,608
Stand-by letters of credit and guarantees	196,775	79,659	199,192	15,000	—	490,626
Loans and letter of credit commitments	20,000	39,497	37,546	130,430	—	227,472
Total	481,378	183,256	237,082	161,990	—	1,063,706
Total net position	(946,523)	402,298	(151,088)	1,121,577	206,448	632,712

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
Future undiscounted cash flow presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	September 30, 2024		December 31, 2023
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,276,957	1,276,957	1,884,204	1,884,204
Cash and balances with other bank (1)	331,462	331,462	102,864	102,864
Total Liquidity reserves	1,608,419	1,608,419	1,987,068	1,987,068
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	September 30, 2024		December 31, 2023
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	101,084	1,608,419	60,384	1,987,068
Notional of investment securities	563,058	672,689	400,825	619,533
Loans at amortized cost	—	8,070,228	—	7,195,567
Total assets	664,142	10,351,336	461,209	9,802,168

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

The Bank manages market risk by considering the consolidated financial situation of the Bank.

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	September 30, 2024
	Up to 3 months		3 to 6 months		6 months to 1 year		1 to 5 years		More than 5 years		Without interest rate risk	Total
Assets
Cash and due from banks	1,696,309		—		5,000		—		—		8,194	1,709,503
Securities	43,871		83,440		126,988		914,326		32,994		—	1,201,619
Loans	4,601,420		1,885,905		1,187,664		334,758		60,481		—	8,070,228
Total	6,341,600	—	1,969,345	—	1,319,652	—	1,249,084	—	93,475	—	8,194	10,981,350

Liabilities
Demand deposits and time deposits	(4,369,115)		(954,284)		(287,556)		(27,825)		—		(139)	(5,638,919)
Securities sold under repurchase agreements	(310,742)		—		(35,557)		—		—		—	(346,299)
Borrowings and debt	(2,316,319)		(360,792)		(720,825)		(173,468)		—		—	(3,571,404)
Total	(6,996,176)	—	(1,315,076)	—	(1,043,938)	—	(201,293)	—	—	—	(139)	(9,556,622)

Net effect of derivative financial instruments held for interest risk management	(32,988)		(1,635)		22,974		(7,701)		—		—	(19,350)
Total interest rate sensitivity	(687,564)	—	652,634	—	298,688	—	1,040,090	—	93,475	—	8,055	1,405,378

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	2,044,103	—	—	—	—	3,349	2,047,452
Securities	14,169	60,256	82,951	824,836	29,156	—	1,011,368
Loans	4,292,324	1,699,301	915,143	280,005	8,794	—	7,195,567
Total	6,350,596	1,759,557	998,094	1,104,841	37,950	3,349	10,254,387

Liabilities
Demand deposits and time deposits	(3,553,774)	(442,338)	(342,686)	(59,029)	—	(10,322)	(4,408,149)
Securities sold under repurchase agreements	(310,197)	—	—	—	—	—	(310,197)
Borrowings and debt	(2,653,379)	(381,795)	(483,731)	(818,947)	(14,136)	—	(4,351,988)
Total	(6,517,350)	(824,133)	(826,417)	(877,976)	(14,136)	(10,322)	(9,070,334)

Net effect of derivative financial instruments held for interest risk management	(3,485)	3,790	47,134	78,855	1,439	—	127,733
Total interest rate sensitivity	(170,239)	939,214	218,811	305,720	25,253	(6,973)	1,311,786

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
September 30, 2024	+50 bps	(866)	3,182	(17,874)
	-50 bps	648	(3,257)	18,173

December 31, 2023	+50 bps	1,669	3,881	(9,047)
	-50 bps	(1,786)	(2,861)	9,199

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships

	September 30, 2024
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.59	1.07	160.82	4,149.38	18.31
Assets
Cash and due from banks	27	266	2	35	2,285	11	2,626
Loans	—	29,688	—	—	267,938	—	297,626
Total Assets	27	29,954	2	35	270,223	11	300,252

Liabilities
Borrowings and debt	—	(29,614)	—	—	(269,799)	—	(299,413)
Total liabilities	—	(29,614)	—	—	(269,799)	—	(299,413)

Net currency position	27	340	2	35	424	11	839

	December 31, 2023
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	4.85	1.10	141.00	3,875.97	16.98
Assets
Cash and due from banks	10	387	45	35	1,314	14	1,805
Loans	—	30,360	—	—	304,529	—	334,889
Total Assets	10	30,747	45	35	305,843	14	336,694

Liabilities
Borrowings and debt	—	(30,360)	—	—	(305,631)	—	(335,991)
Total liabilities	—	(30,360)	—	—	(305,631)	—	(335,991)

Net currency position	10	387	45	35	212	14	703
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Costa Rican colones and Peruvian soles.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring fair value measurements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	September 30, 2024
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	101,219	—	101,219
Loans at FVOCI	—	—	—	—
Total securities and other financial assets	—	101,219	—	101,219

Derivative financial instruments - assets:
Interest rate swaps	—	31,428	—	31,428
Cross-currency swaps	—	40,059	—	40,059
Total derivative financial instrument assets	—	71,487	—	71,487
Total assets at fair value	—	172,706	—	172,706

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	1,207	—	1,207
Cross-currency swaps	—	89,630	—	89,630
Total derivative financial instruments - liabilities	—	90,837	—	90,837
Total liabilities at fair value	—	90,837	—	90,837

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	11,865	—	11,865
Total securities and other financial assets	—	11,865	—	11,865

Derivative financial instruments - assets:
Interest rate swaps	—	11,358	—	11,358
Cross-currency swaps	—	145,909	—	145,909
Total derivative financial instrument assets	—	157,267	—	157,267
Total assets at fair value	—	169,132	—	169,132

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	790	—	790
Cross-currency swaps	—	39,823	—	39,823
Total derivative financial instruments - liabilities	—	40,613	—	40,613
Total liabilities at fair value	—	40,613	—	40,613

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring fair value measurements

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	September 30, 2024
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,709,503	1,709,503	—	1,709,503	—
Securities at amortized cost (1)	1,112,110	1,121,773	—	1,121,773	—
Loans at amortized cost (2)	8,090,061	8,301,428	—	8,301,428	—
Customers' liabilities under acceptances	292,542	292,542	—	292,542	—

Liabilities
Deposits	5,691,892	5,691,892	—	5,691,892	—
Securities sold under repurchase agreements	346,299	346,299	—	346,299	—
Borrowings and debt, net	3,571,404	3,626,857	—	3,626,857	—
Acceptances outstanding	292,542	292,542	—	292,542	—

	December 31, 2023
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	2,047,452	2,047,452	—	2,047,452	—
Securities at amortized cost (1)	1,010,266	997,341	—	997,341	—
Loans at amortized cost, net (2)	7,220,520	7,267,429	—	7,267,429	—
Customers' liabilities under acceptances	261,428	261,428	—	261,428	—

Liabilities
Deposits	4,451,025	4,451,025	—	4,451,025	—
Securities sold under repurchase agreements	310,197	310,197	—	310,197	—
Borrowings and debt, net	4,351,988	4,357,271	—	4,357,271	—
Acceptances outstanding	261,428	261,428	—	261,428	—
(1)As a September 30, 2024, securities at amortized cost is net of interest receivable of $11.7 million (2023: $12.4 million) and the allowance for expected credit losses of $1.5 million (2023: $1.6 million).
(2)As a September 30, 2024, loans at amortized cost is net of interest receivable of $118.5 million (2023: $109.1 million), the allowance for expected credit losses of $71.9 million (2023: $59.4 million) and unearned interest and deferred fees of $26.8 million (2023: $24.7 million).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	September 30, 2024	December 31, 2023
Demand Deposits (1)	1,612,903	1,969,102
Time deposits	96,600	78,350
Total cash and due from banks	1,709,503	2,047,452

Less time deposits with original maturity over 90 days and other restricted deposits (2)	101,084	60,384
Total cash and cash equivalents	1,608,419	1,987,068

The following table presents the pledged and restricted deposits classified by country risk:

	September 30, 2024	December 31, 2023
Canada	—	5,342
Chile	20,000	—
Germany	21,913	5,775
Japan	10,410	14,820
Panama	1,600	—
Switzerland	—	13,747
United States of America(2)	47,161	20,700
Total	101,084	60,384

(1) Demand deposits includes $1,277 millions at Federal Reserve of United States of America.

(2) As a September 30, 2024 includes restricted deposit of $25.0 million (2023: $18.0 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Investments securities

Securities are presented as follows:

September 30, 2024	Amortized cost	FVOCI(1)	Total
Principal	1,101,892	99,727	1,201,619
Interest receivable	11,741	1,492	13,233
Loss allowance (1)	(1,523)	—	(1,523)
	1,112,110	101,219	1,213,329

December 31, 2023	Amortized cost	FVOCI(1)	Total
Principal	999,544	11,824	1,011,368
Interest receivable	12,354	41	12,395
Loss allowance (1)	(1,632)	—	(1,632)
	1,010,266	11,865	1,022,131

(1)As of September 30, 2024 and December 31, 2023, the loss allowance for losses for securities at FVOCI for $23 thousand and $1 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.

Securities by contractual maturity are shown in the following table:

September 30, 2024	Amortized cost	FVOCI	Total
Due within 1 year	224,225	30,075	254,300
After 1 year but within 5 years	844,673	69,652	914,325
After 5 years but within 10 years	32,994	—	32,994
Balance - principal	1,101,892	99,727	1,201,619

December 31, 2023	Amortized cost	FVOCI	Total
Due within 1 year	157,376	—	157,376
After 1 year but within 5 years	813,012	11,824	824,836
After 5 years but within 10 years	29,156	—	29,156
Balance - principal	999,544	11,824	1,011,368

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	September 30, 2024	December 31, 2023
Securities pledged to secure repurchase transactions	371,088	342,271

Securities sold under repurchase agreements	(346,299)	(310,197)
As of December 31, 2023, sales were made for $63.5 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $7 million and losses on sale of $3.9 million attributable to market risk. These sales were made based on compliance with the Bank's strategy to manage the credit risk of its investment portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

September 30, 2024	Amortized cost	FVOCI	FVTPL	Total
Loans, outstanding balance	8,070,228	—	—	8,070,228
Interest receivable	118,488	—	—	118,488
Loss allowance	(71,880)	—	—	(71,880)
Unearned interest and deferred fees	(26,775)	—	—	(26,775)
Loans, net	8,090,061	—	—	8,090,061

December 31, 2023	Amortized cost	FVOCI	FVTPL	Total
Loans, outstanding balance	7,195,567	—	—	7,195,567
Interest receivable	109,082	—	—	109,082
Loss allowance	(59,410)	—	—	(59,410)
Unearned interest and deferred fees	(24,719)	—	—	(24,719)
Loans, net	7,220,520	—	—	7,220,520

The Bank sold financial instruments measured at FVTPL and FVOCI for $27 million and $20 million respectively, realizing a     gain of $51 thousand and $68 thousand respectively recognized in the line item gain (loss) on financial instruments, net.

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	September 30, 2024	December 31, 2023
Fixed interest rate	4,878,583	3,828,485
Floating interest rates	3,191,645	3,367,082
Total	8,070,228	7,195,567
As of September 30, 2024, 71.45% (2023:71.00%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 2.80% to 15.64% (2023:1.95% to16.10%).
The following table details information relating to loans granted to class A and B shareholders:

	September 30, 2024	December 31, 2023
Loans to class A and B shareholders	574,500	397,300
% Loans to class A and B shareholders over total loan portfolio	7%	6%
% Class A and B stockholders with loans over number of class A and B stockholders	13%	10%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	September 30, 2024	December 31, 2023
Documentary letters of credit	409,642	345,608
Stand-by letters of credit and guarantees - commercial risk	522,127	490,626
Commitments loans	364,561	227,472
Commitments letters of credit	13,878	—
Total	1,310,208	1,063,706

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	September 30, 2024	December 31, 2023
Up to 1 year	1,060,940	901,716
From 1 to 2 years	135,991	84,581
Over 2 to 5 years	102,907	77,409
More than 5 years	10,370	—
Total	1,310,208	1,063,706

9.Gain (loss) on financial instruments, net

The amounts that were recognized in profit or loss related to the results of financial instruments are detailed below:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Gain (loss) on derivative financial instruments and foreign currency exchange, net	198	(120)	7	(87)
Realized gain on financial instruments at FVTPL	51	720	51	1,921
Loss on sale of financial instruments at amortized cost	—	(578)	—	(3,745)
Realized gain on financial instruments at FVOCI	68	—	68	—
Others	11	—	11	—
Total	328	22	137	(1,911)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	September 30, 2024
	Notional amount(2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,204,495	31,428	(1,207)
Interest rate and foreign exchange risk
Fair value hedges	236,831	6,434	(823)
Cash flow hedges	1,037,990	33,625	(88,807)
	2,479,316	71,487	(90,837)

	December 31, 2023
	Notional amount(2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	987,394	11,358	(790)
Interest rate and foreign exchange risk
Fair value hedges	374,654	38,088	(14,290)
Cash flow hedges	1,303,388	107,821	(25,533)
	2,665,436	157,267	(40,613)
(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)At September 30, 2024 the notional amounts of derivative financial instruments include $1,041.2 million ($639.64 million at December 31, 2023) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $455.9 million ($307.8 million at December 31, 2023).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2024
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Deposits	265,000	9,962	(24)	(411)	(40)
Repurchase agreements	68,985	1,038	—	665	(91)
Borrowings and debt	870,510	20,428	(1,183)	10,202	(344)
Interest rate and foreign exchange risk
Borrowings and debt	236,831	6,434	(823)	(26,796)	630
Total	1,441,326	37,862	(2,030)	(16,340)	155

	December 31, 2023
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	10,000	—	(519)	(113)	7
Securities at amortized cost	10,000	101	—	(109)	144
Deposits
Borrowings and debt	660,394	7,693	(271)	5,152	176
Interest rate and foreign exchange risk
Borrowings and debt	374,654	38,088	(14,290)	36,710	2,908
Total	1,362,048	49,446	(15,080)	42,240	3,247

(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Deposits	—	(275,800)	Demand Deposits	(101)	371
Repurchase agreements	—	(70,559)		(712)	(756)
Borrowings and debt	—	(356,265)	Borrowings and debt, net	(1,186)	(10,546)
Interest rate and foreign exchange risk
Borrowings and debt	—	(243,670)	Borrowings and debt, net	(17,670)	27,426
Total	—	(946,294)		(19,669)	16,495

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	10,664	—	Loans, net	(136)	120
Securities at amortized cost	10,055	—	Securities, net	26	253
Borrowings and debt	—	(344,605)	Borrowings and debt, net	(1,626)	(4,976)
Interest rate and foreign exchange risk
Borrowings and debt	—	(402,377)	Borrowings and debt, net	(21,737)	(33,801)
Total	20,719	(983,924)		(24,061)	(38,992)

(1)Included in the consolidated statement of profit or loss under the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	September 30, 2024
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	336,263	84,647	420,910
Over 1 to 2 years	328,268	—	328,268
Over 2 to 5 years	437,309	142,059	579,368
More than 5 years	102,655	10,125	112,780
Total	1,204,495	236,831	1,441,326

	December 31, 2023
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	434,420	235,973	670,393
Over 1 to 2 years	50,263	—	50,263
Over 2 to 5 years	476,311	128,556	604,867
More than 5 years	26,400	10,125	36,525
Total	987,394	374,654	1,362,048

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	Three months ended September 30, 2024			Nine months ended September 30, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(3)	(26)	(29)	—	(26)	(26)
Securities at amortized cost	—	—	—	—	(82)	(82)
Deposits	(40)	—	(40)	(40)	(1)	(41)
Repurchase agreements	(86)	—	(86)	(91)	—	(91)
Borrowings and debt	(771)	—	(771)	(344)	4	(340)
Interest rate and foreign exchange risk
Loans	(1)	29	28	—	29	29
Borrowings and debt	721	1	722	630	72	702
Total	(180)	4	(176)	155	(4)	151

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	2	7	9	5	7	12
Securities at amortized cost	38	—	38	107	—	107
Deposits	(9)	—	(9)	(7)	—	(7)
Borrowings and debt	(59)	—	(59)	2	—	2
Interest rate and foreign exchange risk
Loans	—	—	—	—	(26)	(26)
Borrowings and debt	591	—	591	1,296	—	1,296
Total	563	7	570	1,403	(19)	1,384

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2024
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (3)
	Notional amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	10,738	—	(329)	(379)	(356)	23	2
Borrowings and debt	1,027,252	33,625	(88,478)	(139,566)	(139,504)	62	107
Total	1,037,990	33,625	(88,807)	(139,945)	(139,860)	85	109

	December 31, 2023
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (3)
	Notional amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Borrowings and debt	1,303,388	107,821	(25,533)	65,005	65,286	281	(682)
Foreign exchange risk
Deposits	—	—	—	—	—	—	57
Borrowings and debt	—	—	—	—	—	—	142
Total	1,303,388	107,821	(25,533)	65,005	65,286	281	(483)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line Gain (loss) on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	11,298	—		379	27
Borrowings and debt	—	(991,770)	Borrowings and debt, net	139,566	(8,076)
Total	11,298	(991,770)		139,945	(8,049)

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Borrowings and debt	—	(1,398,323)	Borrowings and debt, net	(65,005)	(7,458)
Total	—	(1,398,323)		(65,005)	(7,458)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	September 30, 2024
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	—	—	372,148	372,148
Over 1 to 2 years	—	—	315,069	315,069
Over 2 to 5 years	—	—	248,118	248,118
More than 5 years	—	—	102,655	102,655
Total	—	—	1,037,990	1,037,990

	December 31, 2023
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	—	—	643,464	643,464
Over 1 to 2 years	—	—	206,496	206,496
Over 2 to 5 years	—	—	409,742	409,742
More than 5 years	—	—	43,686	43,686
Total	—	—	1,303,388	1,303,388

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	Three months ended September 30, 2024			Nine months ended September 30, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	36	2	38	23	2	25
Borrowings and debt	53	94	147	62	107	169
Total	89	96	185	85	109	194

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Borrowings and debt	(77)	10	(67)	249	(682)	(433)
Total	(57)	22	(35)	303	(535)	(232)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.Other assets

Following is a summary of other assets:

	September 30, 2024	December 31, 2023
Accounts receivable financial instruments	3,329	4,844
Prepaid expenses	2,027	2,174
Prepaid fees and commissions	534	451
Interest receivable - deposits	1,922	1,603
IT projects under development	2,916	1,802
Improvement project under development	1,030	396
Severance fund	2,398	2,169
Other	1,994	2,156
Total	16,150	15,595

12. Deposits

The remaining and contractual maturity profile of the Bank's deposits, excluding interest payable, is as follows:

	Remaining term		Original contractual
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Demand	622,932	510,195	622,932	510,195
Up to 1 month	2,440,506	2,026,454	1,790,457	1,336,379
From 1 month to 3 months	1,197,629	704,765	767,861	758,728
From 3 month to 6 months	1,056,614	517,359	1,336,953	675,106
From 6 month to 1 year	288,382	570,033	952,261	892,221
From 1 year to 2 years	26,916	77,843	146,408	216,430
From 2 years to 5 years	5,940	1,500	22,047	19,090
Total	5,638,919	4,408,149	5,638,919	4,408,149

The following table presents additional information regarding the Bank’s deposits:

	September 30, 2024	December 31, 2023
Aggregate amount of $100,000 or more	5,638,276	4,407,608
Aggregate amount of deposits in the New York Agency	1,668,262	1,250,524

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest expense on deposits made in the New York Agency	23,034	15,192	66,395	34,840

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.Securities sold under repurchase agreements

The following table details the financing under repurchase agreement:

	September 30, 2024	December 31, 2023
Financing transactions under repurchase agreements	346,299	310,197

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest expense on financing contracts under repurchase agreement	3,119	2,847	9,275	7,412

Financing contracts under repurchase agreements generate interest range from 5.06% to 5.65% (2023: 2.27% to 6.05%) with several maturities up to July 22, 2026.
14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of September 30, 2024, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	September 30, 2024
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	775,199	835	824,035	1,980,948	3,581,017
Transaction costs	(16)	(1)	(4,217)	(5,379)	(9,613)
	775,183	834	819,818	1,975,569	3,571,404

	December 31, 2023
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,638,306	86,601	537,775	2,097,820	4,360,502
Transaction costs	(262)	(40)	(1,904)	(6,308)	(8,514)
	1,638,044	86,561	535,871	2,091,512	4,351,988

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	September 30, 2024	December 31, 2023
Short-term borrowings:
At fixed interest rates	607,033	732,336
At floating interest rates	168,166	905,970
Principal	775,199	1,638,306
Less: Transaction costs	(16)	(262)
Total short-term borrowings, net	775,183	1,638,044

Short-term debt:
At fixed interest rates	835	1,536
At floating interest rates	—	85,065
Principal	835	86,601
Less: Transaction costs	(1)	(40)
Total short-term debt, net	834	86,561

Total short-term borrowings and debt	776,017	1,724,605

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.64% a 5.95%	5.44% to 6.50%
Range of floating interest rates on borrowings in U.S. dollars	5.15% a 5.47%	6.08% to 6.33%
Range of fixed interest rates on borrowings in Mexican pesos	11.22%	0.00%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.28% a 11.34%	11.77% to 12.65%
Range of fixed interest rates on borrowings in Euro	4.3%	—%
Range of floating interest rates on borrowings in Euro	4.2%	4.51% to 4.69%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	September 30, 2024	December 31, 2023
US dollar	699,633	1,084,872
Mexican peso	46,787	576,527
Euros	29,614	63,508
Carrying amount - principal	776,034	1,724,907

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	September 30, 2024	December 31, 2023
Long-term borrowings:
At fixed interest rates with due dates August 2027	50,743	—
At floating interest rates with due dates from March 2026 to June 2027	773,292	537,775
Principal	824,035	537,775
Less: Transaction costs	(4,217)	(1,904)
Total long-term borrowings, net	819,818	535,871

Long-term debt:
At fixed interest rates with due dates from October 2024 to November 2034	1,340,164	1,456,290
At floating interest rates with due dates from November 2024 to August 2028	640,784	641,530
Principal	1,980,948	2,097,820
Less: Transaction costs	(5,379)	(6,308)
Total long-term debt, net	1,975,569	2,091,512

Total long-term borrowings and debt, net	2,795,387	2,627,383

Range of fixed interest rates on borrowings and debt in U.S. dollars	2.38% a 6.15%	1.35% a 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	5.44% a 6.83%	6.32% a 7.31%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.5% a 10.78%	6.5% a 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.14% a 11.49%	11.70% a 11.95%
Range of fixed interest rates on debt in Japanese yens	0.73% a 1.35%	0.4% a 1.35%
Range of fixed interest rates on debt in Euros	0.9%	0.90% a 3.75%
Range of fixed interest rates on debt in Australian dollars	6.81%	1.41% a 6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss francs	0.35%	0.35%
Range of fixed interest rates on debt in Peruvian sol	7.00%	0.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	September 30, 2024	December 31, 2023
US dollar	1,365,270	1,149,021
Mexican peso	1,256,243	1,241,023
Japanese yen	97,399	113,642
Euro	33,399	88,018
Peruvian sol	25,388	—
Swiss franc	11,818	11,889
Australian dollar	10,519	27,286
Sterling pound	4,947	4,716
Carrying amount - principal	2,804,983	2,635,595

Future payments of long-term borrowings and debt outstanding as of September 30, 2024, are as follows:

Outstanding
2024	336,712
2025	672,342
2026	631,332
2027	890,379
2028	100,299
2029	163,400
2034	10,519
Carrying amount - principal	2,804,983

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statement of cash flows:

	2024	2023
Balance as of January 1,	4,351,988	4,416,511
Net decrease in short-term borrowings and debt	(942,934)	(609,090)
Proceeds from long-term borrowings and debt	891,930	355,432
Payments of long-term borrowings and debt	(526,278)	(194,524)
Change in foreign currency rates	(208,484)	89,752
Fair value adjustment due to hedge accounting relationship	4,656	(8,025)
Other adjustments	526	1,360
Balance as of September 30,	3,571,404	4,051,416
The reconciliation of the movements of the equity accounts that are part of the financing activities are presented in the condensed consolidated interim statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	September 30, 2024	December 31, 2023
Due within 1 year	1,711	1,717
After 1 year but within 5 years	6,653	6,540
After 5 years but within 10 years	10,989	12,368
Total undiscounted lease liabilities	19,353	20,625

Short-term	1,171	1,143
Long-term	14,696	15,564
Lease liabilities included in the condensed consolidated interim statement of financial position	15,867	16,707
Amounts recognized in the condensed consolidated interim statement of cash flows:

	September 30,
	2024	2023
Payments of lease liabilities	854	782
Amounts recognized in condensed consolidated interim statement of profit or loss:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest on lease liabilities	(142)	(146)	(436)	(434)

16. Other liabilities

Following is a summary of other liabilities:

	September 30, 2024	December 31, 2023
Accruals and other accumulated expenses	27,763	24,120
Funds received for debt repayment	—	14,735
Accounts payable	4,796	5,143
Unearned commissions	8,773	9,652
Other	4,707	84
Total	46,039	53,734

51

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(Thousands of U.S. dollars)
Profit for the period	52,993	45,753	154,383	119,773

(U.S. dollars)
Basic earnings per share	1.44	1.25	4.20	3.28

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,787	36,531	36,724	36,462

18.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Structuring services	1,473	2,740	6,494	3,924
Letters of credit and guarantees	7,072	6,333	19,602	15,593
Commitments of credit	2,145	2,268	6,126	3,512
Fees and commission income	86	—	956	—
Total fee and commission income	10,776	11,341	33,178	23,029
Fess and commission expense	(286)	(232)	(683)	(601)
Total	10,490	11,109	32,495	22,428
The following table provides information on the ordinary income that is expected to be recognized on the existing contracts:

September 30, 2024
Up to 1 year	4,473
From 1 to 2 years	2,164
More than 2 years	232
Total	6,869

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended September 30, 2024			Nine months ended September 30, 2024
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	163,329	35,353	198,682	478,348	109,279	587,627
Interest expense	(114)	(131,938)	(132,052)	(349)	(395,004)	(395,353)
Inter-segment net interest income	(103,974)	103,974	—	(306,454)	306,454	—
Net interest income	59,241	7,389	66,630	171,545	20,729	192,274
Other income (expense), net	10,817	136	10,953	33,268	(331)	32,937
Total revenues	70,058	7,525	77,583	204,813	20,398	225,211

Provision for credit losses	(3,365)	(183)	(3,548)	(13,679)	418	(13,261)
Operating expenses	(16,934)	(4,108)	(21,042)	(46,173)	(11,394)	(57,567)
Segment profit	49,759	3,234	52,993	144,961	9,422	154,383

Segment assets				8,399,113	2,998,801	11,397,914
Segment liabilities				312,640	9,743,644	10,056,284

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	149,869	32,564	182,433	406,387	78,927	485,314
Interest expense	(117)	(121,776)	(121,893)	(347)	(317,349)	(317,696)
Inter-segment net interest income	(97,351)	97,351	—	(260,592)	260,592	—
Net interest income	52,401	8,139	60,540	145,448	22,170	167,618
Other income (expense), net	11,399	(162)	11,237	23,120	(2,406)	20,714
Total income	63,800	7,977	71,777	168,568	19,764	188,332

Provision for credit losses	(6,506)	18	(6,488)	(16,760)	(750)	(17,510)
Operating expenses	(16,081)	(3,455)	(19,536)	(40,213)	(10,836)	(51,049)
Segment profit	41,213	4,540	45,753	111,595	8,178	119,773

Segment assets				7,210,518	2,767,831	9,978,349
Segment liabilities				283,714	8,616,813	8,900,527

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Profit for the period	52,993	45,753	154,383	119,773

Assets:
Assets from reportable segments			11,397,914	9,978,349
Other assets - unallocated			14,229	116,241
Total			11,412,143	10,094,590

Liabilities:
Liabilities from reportable segments			10,056,284	8,900,527
Other liabilities - unallocated			46,039	33,086
Total			10,102,323	8,933,613

20.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	September 30, 2024	December 31, 2023
Assets:
Demand deposits	2,182	2,263
Loans, net	157,526	61,440
Securities at amortized cost	20,900	14,373
Total	180,608	78,076

Liabilities:
Time deposits	594,091	319,344

Contingencies:
Stand-by letters of credit	150	150

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest income:
Loans	2,438	1,133	7,592	3,143
Securities at amortized cost	195	109	582	220
Total	2,633	1,242	8,174	3,363
Interest expense:
Deposits	(9,184)	(3,682)	(27,138)	(8,409)

Net interest income (expenses)	(6,551)	(2,440)	(18,964)	(5,046)

Other income (expense):
Fees and commissions, net	—	279	1	536

Net income from related parties	(6,551)	(2,161)	(18,963)	(4,510)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Expenses:
Compensation costs to directors	579	461	1,440	1,240
Compensation costs to executives	1,737	1,471	9,343	6,795
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.

21.Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22. Applicable laws and regulations

Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes, as of September 30, 2024, and December 31, 2023, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of September 30, 2024, and December 31, 2023 was 196.6% and 205.8%, respectively.

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date.

The liquidity index reported by the Bank to the regulator as of September 30, 2024 and December 31, 2023 was 48.7% and 93.4%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023. The information corresponding to the total capital adequacy index is as follows:

	September 30, 2024	December 31, 2023
Capital funds	1,311,670	1,206,753
Risk-weighted assets	9,572,371	8,898,408
Capital adequacy index	13.7%	13.6%

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	September 30, 2024	December 31, 2023
Ordinary capital	1,166,553	1,070,734
Non-risk-weighted assets	11,712,976	10,994,085
Leverage ratio	10.0%	9.7%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Specific provisions

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	September 30, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	5,138,165	49,126	6,933	—	10,107	5,204,331
Financial institutions:
Private	2,368,348	—	—	—	—	2,368,348
State-owned	428,287	—	—	—	—	428,287
	2,796,635	—	—	—	—	2,796,635
Sovereign	69,262	—	—	—	—	69,262
Total	8,004,062	49,126	6,933	—	10,107	8,070,228

Specific provision	—	9,825	3,466	—	5,592	18,883

Allowance for loan
losses under IFRS (1):	47,853	11,577	5,444	—	7,006	71,880

	December 31, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	4,354,378	32,342	—	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	—	—	2,248,150
State-owned	464,918	—	—	—	—	464,918
	2,713,068	—	—	—	—	2,713,068
Sovereign	85,672	—	—	—	—	85,672
Total loans	7,153,118	32,342	—	—	10,107	7,195,567

Specific provision	—	6,470	—	—	5,652	12,122

Allowance for loan
losses under IFRS (1):	45,958	6,554	—	—	6,898	59,410
(1) As of September 30, 2024, and December 31, 2023, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

As of September 30, 2024, and December 31, 2023, the restructured loans are for $63.6 million and $40.5 million respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	September 30, 2024
Loans at amortized cost	Current	Past due	Delinquent	Total
Corporations	5,187,291	—	17,040	5,204,331
Financial institutions:
Private	2,368,348	—	—	2,368,348
State-owned	428,287	—	—	428,287
	2,796,635	—	—	2,796,635
Sovereign	69,262	—	—	69,262
Total	8,053,188	—	17,040	8,070,228

	December 31, 2023
Loans at amortized cost	Current	Past due	Delinquent	Total
Corporations	4,386,720	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	2,248,150
State-owned	464,918	—	—	464,918
	2,713,068	—	—	2,713,068
Sovereign	85,672	—	—	85,672
Total	7,185,460	—	10,107	7,195,567

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	September 30, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	6,933	—	10,107	17,040
Total	—	—	6,933	—	10,107	17,040

	December 31, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	—	10,107	10,107
Total	—	—	—	—	10,107	10,107

	September 30, 2024	December 31, 2023
Non-accruing loans:
Private corporations	17,040	10,107

Interest that would be reversed if the loans had been classified as non-accruing loans	441	328
As of September 30, 2024, and December 31, 2023, there was no interest income collected on loans in non-accrual status.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Credit risk coverage - dynamic provision

As of September 30, 2024, and December 31, 2023, the total amount of the dynamic provision calculated according to the guidelines of Rule No. 4-2013 of the SBP is $145 million and $136 million respectively, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This allocation is restricted for dividend distribution purposes.

Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP

23.Subsequent events

The Bank announced a quarterly cash dividend of $0.50 US dollar cents per share corresponding to the third quarter of 2024. The cash dividend was approved by the Board of Directors on October 22, 2024 and it was payable on November 26, 2024 to the Bank’s stockholders as of November 8, 2024 record date.